TOTAL FLEET S.A.


                    BALANCE SHEETS - MARCH 31, 1999 AND 2000


                   ( Stated in thousands of Brazilian Reais )


                                     ASSETS


                                  ( Unaudited )

                                                     --------       --------
                                                     31.03.99       31.03.00
                                                     --------       --------

CURRENT ASSETS:

Cash and cash equivalents                               5,500          1,384

Accounts receivable, net                                3,690          7,008

Revenue-earning vehicles, net                          50,080         35,999

Prepaid expenses and other                                660          5,699
                                                          ---          -----
                                                       59,930         50,090
                                                       ------         ------
NONCURRENT ASSETS:

Revenue-earning vehicles, net                          10,987         86,205

Escrow deposits                                            31            238

Deferred tax credits                                    2,704            848
                                                        -----            ---
                                                       13,722         87,291
                                                       ------         ------

PROPERTY AND EQUIPMENT, NET                               204            192
                                                          ---            ---
                                                       73,856        137,573
                                                       ======        =======




                                TOTAL FLEET S.A.


                    BALANCE SHEETS - MARCH 31, 1999 AND 2000


                   ( Stated in thousands of Brazilian Reais )


                      LIABILITIES AND SHAREHOLDERS' EQUITY


                                 ( Unaudited )

                                                     --------       --------
                                                     31.03.99       31.03.00
                                                     --------       --------
CURRENT LIABILITIES:

Short-term debt                                             -          4,774

Accounts payable                                        2,835          6,928

Payroll and related charges                               871          1,281

Income and social contribution taxes                        -          4,223

Taxes, other than on income                               187            349

Advances from customers                                 4,070          1,265
                                                        -----          -----
                                                        7,963         18,820
                                                        -----         ------

NONCURRENT LIABILITIES:

Reserve for contingencies                                 255            730

Deferred tax liability                                    134              -

Other                                                      51            236
                                                           --            ---
                                                          440            966
                                                          ---            ---

SHAREHOLDERS' EQUITY:                                  65,453        117,787
                                                       ------        -------
Total liabilities and shareholders' equity             73,856        137,573
                                                       ======        =======



                                TOTAL FLEET S.A.

                       CONSOLIDATED STATEMENTS OF INCOME

                   FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 2000

                   ( Stated in thousands of Brazilian Reais )

                                  ( Unaudited )

                                                     --------       --------
                                                     31.03.99       31.03.00
                                                     --------       --------

NET REVENUES:

Vehicle rental                                         12,427         21,220

Used car sales                                          4,799          7,505
                                                        -----          -----
Total revenues                                         17,226         28,725
                                                       ------         ------


EXPENSES AND COSTS:

Direct operating                                      (2,524)        (4,583)

Cost of used car sales                                (4,135)        (5,617)

Selling, general and administrative                   (2,191)        (2,960)

Depreciation of vehicles                              (3,558)        (7,014)

Other depreciation and amortization                      (18)           (22)
                                                         ---            ---

                                                     (12,426)       (20,196)
                                                     -------        -------

Operating income                                       4,800          8,529
                                                       -----          -----


FINANCIAL EXPENSE, NET                               (14,868)          (187)


Income (loss) before taxes                           (10,068)         8,342
                                                     -------          -----


INCOME TAXES                                           2,568         (2,769)
                                                       -----         ------

Net income (loss)                                     (7,500)         5,573
                                                      ======          =====










































                                TOTAL FLEET S.A.


                   SUMMARY FINANCIAL DATA BY BUSINESS SEGMENT

               FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 2000

                   ( Stated in thousands of Brazilian Reais )


                                  ( Unaudited )




                                            --------          --------
                                            1 Q 1999          1 Q 2000
                                            --------          --------


      NET REVENUES:

      Vehicle rental                        12,427             21,220

      Used car sales                         4,799              7,505
                                            ------             ------
                                            17,226             28,725
                                            ------             ------


      DEPRECIATION:

      Vehicle rental                        (3,558)            (7,014)

      Other                                    (18)               (22)
                                               ---                ---
                                            (3,576)            (7,036)
                                            ------             ------


      OPERATING INCOME (LOSS):

      Vehicle rental                         5,468              8,304

      Used car sales                           265              1,280

      Corporate expenses                      (915)            (1,033)

      Other depreciation                       (18)               (22)
                                               ---                ---
                                             4,800              8,529
                                             -----              -----


      OPERATING MARGIN:

      Vehicle rental                         44,0%              39,1%

      Used car sales                          5,5%              17,1%

      Total                                  33,3%              29,7%







































                                 TOTAL FLEET S.A


                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA

     ( Stated in thousands of Brazilian Reais unless otherwise indicated )



                                                         1 Q 1999    1 Q 2000
                                                         --------    --------
STATEMENT OF OPERATIONS DATA:

Net revenues:

  Vehicle rental                                           12,427      21,220

  Used car sales                                            4,799       7,505
                                                            -----       -----
Total net revenues                                         17,226      28,725


Direct operating costs and expenses:

  Vehicle rental                                           (2,524)     (4,583)

  Used car sales                                           (4,135)     (5,617)
                                                           ------      ------
Total direct operating costs and expenses                  (6,659)    (10,200)
                                                           ------     -------

Gross profit                                               10,567      18,525

Selling, general and administrative expenses:

  Adverstising, promotion and selling:

    Vehicle rental                                           (877)     (1,319)

    Used car sales                                           (399)       (608)
                                                             ----        ----
      Total adverstising, promotion and selling expenses   (1,276)     (1,927)

  General and administrative expenses                        (787)       (959)

  Other                                                      (128)        (74)
                                                             ----         ---
Total selling, general, administrative and other expenses  (2,191)     (2,960)

Depreciation expenses:

  Vehicle depreciation expenses                            (3,558)     (7,014)

  Non-Vehicle depreciation and amortization expenses          (18)        (22)
                                                              ---         ---
Total depreciation expenses                                (3,576)     (7,036)
                                                           ------      ------

Operating income                                            4,800       8,529

Financial Interest:

   Expense                                                   (334)       (345)

   Income                                                     187          93

   Tax on financial revenues                                   (8)         (5)

   Monetary variation and exchange loss                   (14,713)          6

   Monetary variation and exchange gain                         -          64
                                                            -----          --
      Financial interest (expense) income, net            (14,868)       (187)


Income/loss before taxes                                  (10,068)      8,342

Tax (expense) credit                                        2,568      (2,769)
                                                            -----      ------

Net income (loss)                                          (7,500)      5,573
                                                           ------       -----



STATEMENT OF OPERATIONS DATA                             1 Q 1999    1 Q 2000
                                                        ---------    --------
OTHER DATA :

EBITDA                                                      8,376      15,565

Vehicle Depreciation Expense                               (3,558)     (7,014)
                                                           ------      ------
Adjusted EBITDA                                             4,818       8,551
                                                            =====       =====




                                TOTAL FLEET S.A.


                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA



      ( Stated in thousands of Brazilian Reais unless otherwise idicated )




SELECTED OPERATING DATA:                                 1 Q 1999    1 Q 2000
                                                         --------    --------

Gross profit:

  Vehicle Rental                                            9,903      16,637

  Used Car Sales                                              664       1,888
                                                              ---       -----
    Total Gross Profit                                     10,567      18,525


Gross margin:

  Vehicle rental                                           79.69%      78.40%

  Used Car Sales                                           13.84%      25.16%

  Total Gross Margin (average)                             61.34%      64.49%


Average Operating Fleet                                     4.459       8.391


Average Operating Fleet Age (months)                         10.6         8.9

Number of Rental Days                                     391.470     732.690

Utilization Rates                                           97.55%     97.02%

Numbers of Cars Purchased                                     697       1.765
Average Purchase Price                                      15.13       14.47
Total Investment in Fleet                                  10,549      25,542


Numbers of Cars Sold                                          415         541
Average Car Price                                           11.56       13.53


Depreciation per car                                         3.19        3.34


Average Monthly Net Revenue
 per Car (R$)                                              952.33      868.85


Average Annual Revenue per Owned
 Car im Operation (R$)                                  11,147.79   10,115.20


Average Rental Revenue per Rental
 Car per Day (R$)                                           31.74       28.96